SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/26/2011


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
170

8. SHARED VOTING POWER
49

9. SOLE DISPOSITIVE POWER
219
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
219

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

17.56%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed October21, 2010. Except as specifically set forth herein, the Schedule 13d remains unmodified.

(a) The principal executive offices of IQT are located at 1555 Peachtree Street NE Suite 1800
Atlanta, GA 30309

(b) CUSIP numbers: 46133H204,46133H303






ITEM 4. PURPOSE OF TRANSACTION
See exhibit A

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on January 10, 2010 there were 1,247 shares of Auction Rate Preferred outstanding as of 10/31/2009 The percentage set forth in item 5 was derived using such number.Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 219 shares of IQT or 17.56% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days no shares of IQT Auction Rate Preferred were purchased.




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/26/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit A:

Opportunity Partners L.P.,
Park 80 West, 250 Pehle Avenue, Suite 708,
Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201) 556-0097
// pgoldstein@bulldoginvestors.com

					April 26, 2011

Invesco Quality Municipal Investment Trust
Secretary
11 Greenway Plaza, Suite 2500
Houston, Texas 77046-1173,

Attention: Secretary

Advance Notice of Nomination of Director and Proposals

Dear Secretary:

Opportunity Partners is a member of a group that filed a Schedule 13D on October 21, 2010 indicating that it beneficially owns a total of 219 shares of auction rate preferred stock issued by Invesco Quality Municipal Investment Trust (the "Fund"). Opportunity Partners beneficially owns 44 of those shares. Cede & Co., the nominee of The Depository Trust Company, on behalf of our custodian, J.P. Morgan Clearing Corp., is the holder of record of all of the group's shares.

Please be advised that Opportunity Partners intends to appear at the Fund's 2011 annual meeting of shareholders (the "Annual Meeting") in person or by proxy to nominate the following person as a director to be elected by the holders of the Fund's auction rate preferred stock and to present two proposals.

Thomas Antonucci (born 1968); Park 80 West, Plaza Two, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663. Thomas Antonucci has been the Director of Operations at Bulldog Investors since November 2006. Previously,
Mr. Antonucci worked at Wall Street Access (member NYSE and SIPC) since 1996 where he held several senior positions including Vice President Client Services & Operations, Manager of Trading, Branch Office Manager and was the firm's Compliance Registered Options Principal. Mr. Antonucci held seven NYSE/FINRA licenses and was a member of the Securities Traders Association of New York (STANY).

Our nominee does not own any shares of the Fund and is not an "interested person" as defined in Section 2(a)(19) of the ICA. His written consent to be nominated and to serve as a director of the Fund is attached hereto.

In addition, Opportunity Partners intends to present the following proposals at the Fund's Annual Meeting:

1.	The board of directors shall consider taking all steps necessary to cause the Fund to redeem all outstanding auction rate preferred shares including but not limited to consideration of eliminating all leverage or replacing such shares with Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS), or Tender Option Bonds (TOBs), or using bank debt.

2.	Any director of the Fund who is elected as a result of a contested election and who was nominated by a shareholder shall be entitled to a fee of at least $20,000 per annum for serving as a director.

The purpose of the first proposal is to address the need of shareholders of the Fund's auction rate preferred shares for liquidity. The purpose of the second proposal is to attract qualified opposition nominees for director of the Fund.

The following supersedes Item 2 in the aforementioned Schedule 13D:

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State filed a complaint against Bulldog Investors, Messrs. Goldstein, Dakos and Samuels and certain related parties
(the Bulldog Parties) alleging that they violated Massachusetts law by operating a website containing information about certain unregistered investments and by sending an e-mail about such investments to an individual who requested it. On March 23, 2007 the Bulldog Parties filed a lawsuit in the Massachusetts Superior Court against the Secretary alleging that his enforcement action violated 42 U.S.C. ss 1983 because, among other things, it violated their First Amendment rights. On October 17, 2007 the Secretary issued an "obey the law" cease and desist order (the Order) and fined the Bulldog Parties $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Order in the Massachusetts Superior Court which subsequently upheld the Order. The Bulldog Parties further appealed the Order to the Massachusetts Appeals Court. On October 21, 2009 the Massachusetts Supreme Judicial Court (the SJC) unilaterally transferred the case to itself and on July 2, 2010 upheld the Order except for the Bulldog Parties' First Amendment claim which it ruled must be decided in the appeal of the aforementioned ss 1983 lawsuit. In the ss 1983 lawsuit, the Secretary stipulated that the website and email in question did not concern an illegal transaction and were not misleading. Nevertheless, on September 26, 2009, the Superior Court ruled that the Secretary's enforcement action did not violate the Bulldog Parties' First Amendment rights. The Bulldog Parties filed an appeal of the Superior Court's ruling in the Massachusetts Appeals Court. On July 23, 2010, the SJC unilaterally transferred the appeal of the ss 1983 lawsuit to itself. Oral argument was held in the SJC on January 6, 2011 and a decision is pending.





Please advise us promptly if you believe this notice is deficient so that we may have a reasonable opportunity to cure it. Thank you
Very truly yours,


Phillip Goldstein,
President
Kimball & Winthrop, Inc.
General Partner